FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2011.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Raises First-half and Full-year FY2011 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on July 22, 2011 in Kyoto, Japan

Nidec Raises First-half and Full-year FY2011 Guidance

Nidec Corporation (NYSE: NJ) today announced upward revisions to its previously released first-half and full-year financial forecasts for the fiscal year ending March 31, 2012.

The details are as follows:

Revised Consolidated Financial Forecasts (U.S. GAAP) for the Six Months Ending

September 30, 2011

From April 1, 2011 through September 30, 2011 (Millions of yen, except per share amounts and percentages)
	For the six months ending September 30, 2011				For the six months ended September 30, 2010
	Previous forecast (as of April 25, 2011)	Revised Forecast	Change
			Amount	%
Net sales	305,000	360,000	55,000	18.0	336,315
Operating income	32,000	37,000	5,000	15.6	51,835
Income from continuing operations before income taxes	30,000	32,500	2,500	8.3	41,609
Net income (attributable to the Company)	18,500	21,000	2,500	13.5	27,014
Earnings per share (attributable to the Company)	133.59	151.69	-	-	193.94

-Continued on next page-

Revised Consolidated Financial Forecasts (U.S. GAAP) for the Year Ending March 31, 2012

From April 1, 2011 through March 31, 2012 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2012				For the year ended March 31, 2011
	Previous forecast (as of April 25, 2011)	Revised Forecast	Change
			Amount	%
Net sales	720,000	760,000	40,000	5.6	688,530
Operating income	85,000	90,000	5,000	5.9	90,527
Income from continuing operations before income taxes	81,000	83,500	2,500	3.1	79,525
Net income (attributable to the Company)	52,500	55,000	2,500	4.8	52,333
Earnings per share (attributable to the Company)	379.11	397.28	-	-	375.91

At the time of the announcement of our previous financial forecasts (on April 25, 2011), it was difficult to provide estimates of future results of operations as customer and market demand for our products was highly uncertain due to disruptions in the supply chains for major industries in Japan, caused by the earthquake in northern Japan on March 11, 2011. Uncertainties still remain, including a further increase in raw material prices and fluctuations in foreign exchange rates, which could adversely affect our results of operations for the fiscal year ending March 31, 2012. In the meantime, the supply chains began to return to normal in May 2011, and our results of operations thus far have exceeded our initial expectations.

In light of the foregoing, we have revised upward our previously announced financial forecasts for the six months and the fiscal year ending March 31, 2012.

The provided financial forecast assumes the exchange rates of 80 yen against the U.S. dollar and 110 yen against the euro. Yen exchange rates against Asian currencies have been set in relation to the exchange rates between the U.S. Dollar and the respective Asian currencies.

Pursuant to FASB Accounting Statements Codification (ASC) 205-20, "Presentation of Financial Statements-Discontinued Operations,” the results of discontinued operations have been reclassified in the Company’s financial data. The relevant prior-period statements have been retrospectively adjusted to reflect this reclassification.

Disclaimer Regarding Forward-looking Statements

This press release material contains forward-looking statements including expectations, judgement, plans, and strategies. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, performance of affiliated companies, and other risks and uncertainties. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements are made.

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